May 4, 2007

ION MEDIA NETWORKS, CITADEL, AND NBC UNIVERSAL REACH AGREEMENT TO RECAPITALIZE ION

ION receives new funding and is expected to become privately held

West Palm Beach, Chicago, and New York — ION Media Networks Inc. [AMEX: ION], affiliates of Citadel Investment Group, L.L.C. and NBC Universal, Inc. today announced that they had entered into an agreement for a comprehensive recapitalization of ION, which owns and operates the nation’s largest broadcast distribution system, consisting of 60 television stations and reaching 83% of domestic television households via its station group and cable and satellite platforms. ION is expected to become privately held following the transaction.

NBC Universal is transferring to Citadel the call right on Bud Paxson’s controlling shares it acquired in November 2005 when NBC Universal restructured its investment in ION. According to the terms of the agreement, Citadel will exercise the call right, commence a cash tender offer for ION’s outstanding Class A common stock at a price of $1.46 a share, and invest $100 million to fund ION’s future growth and digital investment plans. In addition, ION will launch an exchange offer and consent solicitation to holders of its other preferred stock for newly issued subordinated debt and preferred stock.

NBC Universal will continue to hold non-voting securities (a minority interest) after the restructuring is complete. In its agreement with Citadel, NBC Universal has acquired certain options with an initial term of five years to acquire voting control of ION. Currently, NBC Universal is prohibited from exercising control over the company because of federal regulations regarding TV station ownership.

ION’s Board of Directors approved the transaction on the recommendation of a special committee of independent directors. The transaction is subject to various regulatory approvals.

More information about the tender offer, the exchange offer, and related transactions is detailed in an Offer to Purchase that will be mailed today to ION’s Class A common stockholders. An Offer to Exchange will be mailed to senior preferred stockholders upon commencement of the exchange offer, which is expected to occur after the commencement of the tender offer. All stockholders are encouraged to carefully read the Offer to Purchase, Offer to Exchange, and related materials in full.

About ION Media Networks

ION Media Networks, Inc. owns and operates the nation’s largest broadcast television station group and ION Television, reaching over 90 million U.S. television households via its nationwide broadcast television, cable and satellite distribution systems. ION Television currently features popular TV series and movies from the award-winning libraries of Warner Bros., Sony Pictures Television, CBS Television and NBC Universal, and has partnered with RHI Entertainment, which owns over 4,000 hours of acclaimed television content, to provide weekend primetime programming beginning June 2007. Utilizing its digital multicasting capability, the company has launched several digital TV brands, including qubo, a television and multimedia network for children formed in partnership with Scholastic, Corus Entertainment, Classic Media and NBC Universal, and ION Life, a television and multimedia network dedicated to health and wellness for consumers and families. For more information, visit www.ionmedia.tv.

About Citadel Investment Group

Citadel is a leading institution in the alternative investment management, services and capital markets arenas. Since its founding in 1990, Citadel has expanded to deploy investment capital across a highly diversified set of proprietary investment strategies around the world and to deliver a range of capital markets, alternative investment management and alternative investment services. The Citadel group of companies employ over 1,000 professionals at headquarters in Chicago and across offices around the world, including New York, San Francisco, London, Hong Kong and Tokyo.

About NBC Universal

NBC Universal is one of the world’s leading media and entertainment companies in the development, production, and marketing of entertainment, news, and information to a global audience. Formed in May 2004 through the combining of NBC and Vivendi Universal Entertainment, NBC Universal owns and operates a valuable portfolio of news and entertainment networks, a premier motion picture company, significant television production operations, a leading television stations group, and world-renowned theme parks. NBC Universal is 80% owned by General Electric and 20% owned by Vivendi.

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Media Relations Contacts:

For Ion
Joe LoBello
Brainerd Communications
(212) 986-6667
lobello@braincomm.com

For Citadel
Bryan Locke
(312) 395-3285
Bryan.Locke@citadelgroup.com

For NBC Universal
Julie Summersgill
(212) 664-2512
julie.summersgill@nbcuni.com